UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

Room B802, 8th Floor, No. 203 Wangjing Lize Zhongyuan Zone 2

Chaoyang District, Beijing 100101

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Waterdrop Inc. Announces Second Quarter 2026 Unaudited Financial Results and a Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

	By:	/s/ Jieru Li
	Name:	Jieru Li
	Title:	Vice President of Finance, Board Secretary and Head of Strategy and Capital Markets

Date: September 8, 2026